Exhibit (q)

DESCRIPTION OF

Thrivent Life Insurance COMPANY’S

PURCHASE, REDEMPTION AND TRANSFER PROCEDURES FOR CONTRACTS

PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Thrivent Life Insurance Company (TLIC) in connection with its flexible premium variable life insurance contract (the ‘Contract’) described in this Registration Statement, with respect to the transfer of the Contract’s assets, and the redemption by the Contract Owners of their interest in the Contracts. Capitalized terms that are not defined herein shall have the same meaning as such terms are defined in the Flexible Premium Variable Life Insurance Contract prospectus.

“PUBLIC OFFERING PRICE”:

PURCHASE AND RELATED TRANSACTIONS

The following is a summary of the principal Contract provisions and administrative procedures which constitute either direct or indirect purchase transactions. The insurance aspects of the Contract cause procedures to differ in certain significant respects from purchase procedures for mutual funds or contractual plans.

PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

Premiums for the Contract will not be the same for all Contract Owners.

The Contract has a Death Benefit Guarantee if the Contract Owner chooses to pay premiums sufficient to maintain the Death Benefit Guarantee. This premium is set forth in the Contract. If the Death Benefit Guarantee is in effect, TLIC guarantees the Contract will stay in force until the later of (a) the Insured’s Attained Age 71 and (b) the Attained Age of the Insured at the end of a period ranging from 8 to 34 years (varying with the Insured’s Attained Age at issue) from the Date of Issue. The Accumulated Value is not guaranteed.

The Contract Owner will determine a Scheduled Premium that provides for a level premium payable at a fixed interval. Payment of the Scheduled Premium is not; however, mandatory and failure to do so will not in itself cause the Contract to lapse. Instead, Contract Owners may determine the amount and timing of subsequent premiums. However, TLIC will return to the Contract Owner any premium paid that would exceed the current maximum premium payments allowed for life insurance under Federal Law.

The Contract will stay in force as long as the Cash Surrender Value is sufficient to pay the Monthly Deduction (the charges imposed in connection with the Contract.) The amount of premium, if any, required to keep the Contract in force depends on the Cash Surrender Value which in turn depends on such factors as the investment experience, the amount of any outstanding loans, and the Decrease Charge. The Monthly Deduction varies with the cost of insurance charge. The cost of insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Contract Owner pays cost of insurance charges commensurate with his or her mortality risk which is actuarially determined based on the Insured’s sex, Attained Age, and premium class. The same rate applies to all Insureds in a given actuarial category and within the same initial Face Amount category. The rate is based on TLIC’s expectations as to future mortality experience.

State insurance laws prohibit unfair discrimination among Contract Owners but recognize that premiums must be based on factors such as age, sex, health, and occupation.

ALLOCATION OF NET PREMIUMS

In the application, the Contract Owner indicated how Net Premiums should be allocated to the Subaccount(s) of the Variable Account.

The percentages of each Net Premium that may be allocated to any Subaccount of the Variable Account must be in whole numbers and the sum of the allocation percentages must be 100%. The allocation for future Net Premiums may be changed without charge at any time by providing TLIC with Notice.

PREMIUM PROCESSING

Premium Expense Charges will be deducted from each premium payment. The Premium Expense Charges will consist of a sales charge of 5% of each premium payment and a premium processing charge of $2.00 per premium payment ($.75 for automatic payment plans). TLIC reserves the right to increase the premium processing charge in the future to an amount not exceeding $2.00 per premium payment ($1.00 for automatic payment plans). The net premium is allocated to the Variable Account on the Valuation Date on or next following the date TLIC receives the premium payment.

REINSTATEMENT

A Contract that lapses without value may be reinstated at any time within 5 years after the expiration of the grace period and before the Maturity Date by submitting the following items to TLIC:

1.	Written application for reinstatement;

2.	Evidence of insurability satisfactory to TLIC;

3.	Payment or reinstatement of the Contract Debt (including any loan interest earned during the grace period) that existed on the date the grace period expired;

4.	A payment that is sufficient to cover: (a) payment of any unpaid Monthly Deductions for the grace period; and (b) a premium payment or loan repayment sufficient to increase Cash Surrender Value (that is, Accumulated Value less any Contract Debt and any Decrease Charge) to an amount equal to Monthly Deductions and interest on Contract loans for the next two Contract Months based on Unit Values on the date of reinstatement.

The amount of Cash Surrender Value on the date of reinstatement will equal the Accumulated Value on that date less any reinstated Contract Debt and any reinstated Decrease Charge (discussed below). The amount of Accumulated Value on the date of reinstatement will equal: (a) the Accumulated Value as of the expiration of the grace period before termination of the Contract; PLUS (b) any premiums received at the time of reinstatement, reduced by the Premium Expense Charges; LESS (c) any Monthly Deductions and any loan interest due for the grace period; LESS (d) the Monthly Deduction for the next Contract Month.

Contract charges will, in effect, be calculated and reinstated on a reinstated Contract as if the Contract had been reinstated effective as of the expiration of the grace period. Any Decrease Charge and any Initial Monthly Administrative Charge that applied to the Contract at the expiration of the grace period will be reinstated. The period of time from Contract termination until Contract reinstatement will not be taken into account in determining when the ten year time periods for the Decrease Charge and the Initial Monthly Administrative Charge expire or in determining when the first Contract Year expires for the purpose of calculating the Contingent Deferred Sales Charge. The cost of insurance after reinstatement will be based on the Attained Age of the Insured. The Monthly Deductions and any loan interest that would have otherwise been payable during the grace period must be paid before reinstatement, which is also consistent with treating a reinstated Contract as if the Contract has been reinstated effective as of the expiration of the grace period. No Contract charges are made for the period of time from Contract termination to Contract reinstatement.

The effective date of reinstatement will be the date the reinstatement application was approved.

The Death Benefit Guarantee cannot be reinstated after lapse of the Contract.

DEBT REPAYMENTS

Accumulated Value in the Loan Account will be credited with interest at an effective annual rate of 6%. NO ADDITIONAL INTEREST WILL BE CREDITED TO THESE ASSETS. The interest earned during a Contract Month will be credited at the end of the Contract Month. Any interest credited will be allocated to the Subaccount(s) in proportion to the Accumulated Value in the respective Subaccounts.

Debt may be repaid any time before the Maturity Date while the Insured is living. If not repaid, TLIC will deduct Debt from any proceeds payable under the Contract. As Debt is repaid, the Contract’s Accumulated Value held in the Subaccount(s) of the Variable Account will be restored. TLIC will transfer the amount of such repayment (as well as any prepaid loan interest that was unearned by TLIC at the time of repayment) from the Loan Account to the Subaccount(s) of the Variable Account in the same proportion that the Contract’s Accumulated Value in a Subaccount bears to the Contract’s total Accumulated Value in the Variable Account (the Contract Owner may select a different transfer basis with TLIC’s approval). When the entire Debt is repaid, interest that would be credited upon the assets held in the Loan Account during the period from the last Monthly Anniversary to the date of repayment, as well as any unearned prepaid loan interest, will also be allocated to the Subaccount(s) in the same proportion as Debt repayments will be allocated. TLIC will allocate the repayment of Debt as of the date on which the repayment is received or, if that is not a Valuation Date, on the next following Valuation Date.

CORRECTING A MISSTATEMENT OF AGE OR SEX

If the Insured’s age or sex was misstated, the Accumulated Value and the Death Benefit will be adjusted, using the most recent Cost of Insurance Rates, to the amount that would have been provided based on the correct age and sex.

“REDEMPTION PROCEDURES”

SURRENDER AND RELATED TRANSACTIONS

The following is a summary of the principle Contract provisions and administrative procedures which constitute redemptions under the Contract. These procedures differ in certain significant respects from redemption procedures for mutual funds or contractual plans.

CASH SURRENDER VALUE

At any time before the earlier of the death of the Insured and the Maturity Date, the Contract Owner may totally surrender the Contract by giving Notice to TLIC. The Cash Surrender Value will equal the Accumulated Value less any Contract Debt and any Decrease Charge. A full surrender may have adverse tax consequences depending on the circumstances of such surrender.

The Accumulated Value of the Contract is the total amount of value held under the Contract at any time (which equals the sum of the amounts held in the Loan Account and the Variable Account). The Contract’s Accumulated Value in the Variable Account will reflect the investment performance of the chosen Subaccounts of the Variable Account, any Net Premiums paid, any partial surrenders, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Contract (including any Decrease Charge previously imposed upon a requested decrease in Face Amount). The Contract Owner bears the entire investment risk for amounts allocated to the Variable Account. TLIC does not guarantee a minimum Accumulated Value.

The Contract’s Cash Surrender Value will be the Accumulated Value less any Contract Debt and any Decrease Charge. The Cash Surrender Value is relevant to continuation of the Contract, to determining the amount available for Contract loans, and to determining the amount available upon partial or total surrender of the Contract.

PARTIAL SURRENDER

The Contract Owner may also partially surrender the Contract by sending Notice to TLIC. The amount of any Partial Surrender must be at least $500 and the remaining Cash Surrender Value must not be less than $500 (in each case with the Cash Surrender Value being determined on the day Notice is received by TLIC, or if this is not a Valuation Date, the next following Valuation Date). The amount surrendered will be deducted from the Subaccount(s) of the Variable Account in the same proportion that the Contract Owner’s Accumulated Value in the respective Subaccount(s) bears to the Contract’s total Accumulated Value in the Subaccount(s) at that time (the Contract Owner may select a different deduction basis with TLIC’s approval). A surrender charge of $25 or 2% of the amount withdrawn, whichever is less, will be deducted by TLIC from the amount withdrawn. A partial surrender may have adverse tax consequences depending on the circumstances of such surrender.

DEATH BENEFITS AND BENEFIT AT MATURITY

As long as the Contract remains in force, TLIC will, upon due proof of the Insured’s death, pay the death proceeds of the Contract to the named Beneficiary in accordance with the Contract provisions. The proceeds may be paid in a lump sum or under one of the settlement options set forth in the Contract. The amount payable under the designated Death Benefit Option will be reduced by any outstanding Contract Debt and any due and unpaid Contract charges, and will be increased by any additional insurance benefits provided for in the Contract.

The Contract provides two Death Benefit Options: Option A and Option B. The Contract Owner designates the Death Benefit Option in the application.

The Option A Death Benefit is equal to the greater of (a) the Face Amount of the Contract plus the Accumulated Value of the Contract and (b) the Accumulated Value multiplied by the applicable factor set forth in the Contract (with the Accumulated Value in each case being determined on the Valuation Date on or next following the Insured’s date of death).

The Option B Death Benefit is the greater of (a) the Face Amount of the Contract and (b) the Accumulated Value on the Valuation Date on or next following the Insured’s date of death multiplied by the applicable factor set forth in the Contract.

If the Insured is living on the Maturity Date of the Contract, TLIC will pay the Accumulated Value of the Contract on the Maturity Date, reduced by any Contract Debt. The Maturity Date will be shown in the Contract and will be the Contract Anniversary on or next following the Insured’s 100th birthday.

LOANS

The Contract Owner may at any time after the first Contract Year borrow money from TLIC using the Contract as the only security for the loan. The Contract Owner may at any time after the first Contract Year obtain Contract loans but Contract loans can not exceed in the total 90% of the excess of Accumulated Value over any Decrease Charge on the date of any loan. Loans have priority over the claims of any assignee or other person. The loan may be repaid in full or in part at any time while the Insured is living.

TLIC will allocate a Contract loan among the Subaccounts of the Variable Account in the same proportion that the Contract’s Accumulated Value in each Subaccount bears to the Contract’s total Accumulated Value in the Variable Account, as of the day on which the request is received or, if that is not a Valuation Date, on the next following Valuation Date. With TLIC’s approval, the Contract Owner can select a different allocation.

Loans will normally be dispersed within seven days after receipt of Notice. Postponement of loans may take place under certain circumstances.

The interest rate charged on Contract loans accrues daily at an annual rate of 7.4%, payable in advance, which is equivalent to 8% per year. Loan interest is calculated on a prepaid basis, and is payable in advance at the time any Contract loan is made (for the remainder of the Contract Year) and at the beginning of each Contract Year thereafter (for that entire Contract Year). If interest is not paid when due, it will be added to the loan balance and will bear interest at the same rate. If death or full surrender occurs before the next Contract Anniversary, unearned interest will be added to the proceeds payable.

Accumulated Value equal to the portion of the Contract loan allocated to each Subaccount will be transferred from the Subaccount to the Loan Account, thereby reducing the Contract’s Accumulated Value in that Subaccount.

Like total or partial surrenders, Contract loans are a means of withdrawing Accumulated Value from the Contract. A loan may have tax consequences depending on the circumstances of such loan.

CONTRACT LAPSE

The failure to make a Schedule Premium payment will not itself cause a Contract to lapse. Subject to the Death Benefit Guarantee, lapse will only occur when (a) the Surrender Value is insufficient to cover the Monthly Deduction or (b) Contract Debt exceeds the Accumulated Value less any Decrease Charge, and in either case, if a grace period expires without a sufficient payment. Even if the Cash Surrender Value is insufficient to cover the Monthly Deduction, the Contract will not lapse if the Death Benefit Guarantee is in effect. If a Contract lapses with an outstanding loan, there may be adverse tax consequences.

Because unearned prepaid loan interest will not be included in Contract Debt, the Cash Surrender Value (which is Accumulated Value less any Contract Debt and any Decrease Charge) will always include any unearned prepaid loan interest. This means that, in effect, unearned prepaid loan interest will be applied to keep the Contract in force because this amount will be available to pay the Monthly Deduction and because the grace period for the Contract does not commence until the Cash Surrender Value is insufficient to cover the Monthly Deduction. Any payment made by the Contract Owner after unearned prepaid loan interest has been applied in this manner will first be used to replace unearned prepaid loan interest so applied.

The Contract provides for a 61-day grace period. Thus, the Contract does not lapse, and the insurance coverage continues, until the expiration of a grace period after the Monthly Anniversary on which (a) Cash Surrender Value is insufficient to pay the Monthly Deduction chargeable on that Monthly Anniversary or (b) Contract Debt exceeds the Accumulated Value less any Decrease Charge and the Death Benefit Guarantee is not in effect.

When the Contract enters the grace period, TLIC will notify the Contract Owner. Any Accumulated Value in the Subaccounts for this Contract will be transferred to the General Account until we receive the required payment. The Contract Owner will then have 61 days, measured from the date notice is mailed to the Contract Owner, to make sufficient payments. The notice will specify the payment required to keep the Contract in force and the length of the grace period. Failure to make a sufficient payment within the grace period will result in lapse of the Contract without value.

If the Insured dies during the grace period, the proceeds under the Contract will equal the amount of the Death Benefit and any additional life insurance benefits on the Insured provided by rider as of the Monthly Anniversary on or immediately preceding the commencement of the grace period, reduced by any Contract Debt.

On any Monthly Anniversary when the Death Benefit Guarantee is in effect, the Contract will not lapse.

TRANSFERS

Accumulated Value may be transferred among the Subaccounts of the Variable Account. The total amount transferred each time must be at least $500 (unless the total Accumulated Value in a Subaccount is less than $500, in which case the entire amount may be transferred). TLIC will process transfers received prior to 3:00 P.M. C.S.T and determine all values in connection with transfers on the day on which the transfer request is received.

For Contracts issued from October 1986 to May 1997 (i.e. VUL 1 Contracts) after 12 transfers have been made in any Contract Year, a transfer charge of $20 will be deducted from each subsequent amount transferred during the remainder of such Contract Year. TLIC may increase this charge to an amount not exceeding $20. Transfers resulting from Contract loans, the exercise of exchange privileges, the initial reallocation of Accumulated Value from TLIC’s General Account to the Variable Account, or the reallocation of Accumulated Value from the Money Market Subaccount following the 60-day period after the Contract Date, will not be subject to a transfer charge and will not count against the 12 free transfers in any Contract Year. All transfers included in a request are treated as one transfer transaction. Under present law, transfers are not taxable transactions.